                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2 )*

                          FLORAFAX INTERNATIONAL, INC.
 ................................................................................
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
 ................................................................................
                         (Title of Class of Securities)

                                   339825101
 ................................................................................
                                 (CUSIP Number)


                               ANDREW W. WILLIAMS
                                616 AZALEA LANE
                           VERO BEACH, FLORIDA 32963
                                 (407) 234-4144
 ................................................................................
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               SEPTEMBER 10, 1996
 ................................................................................
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

Note: Six copies of this statement, including the exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Cusip No. 339825101

         1)      Name of reporting persons                                      Andrew W. Williams

                 S.S. or I.R.S. Identification Nos. of Above Persons            SSN: ###-##-####
_________________________________________________________________________________________________

         2)      Check the Appropriate Box if a Member of a Group (See Instructions)      (a) [ ]
                                                                                          (b) [x]

_________________________________________________________________________________________________

         3)      SEC Use Only

_________________________________________________________________________________________________

         4)      Source of Funds
                 P - Personal Funds of Reporting Person
_________________________________________________________________________________________________

         5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                 Items 2(d) or 2(e)                                                           [ ]
_________________________________________________________________________________________________

         6)      Citizenship or Place of Organization
                 United States of America
_________________________________________________________________________________________________

         Number of        (7)     Sole Voting Power                 785,970
         Shares           _______________________________________________________________________
         Beneficially     (8)     Shared Voting Power               199,300
         Owned by         _______________________________________________________________________
         Each             (9)     Sole Dispositive Power            785,970
         Reporting        _______________________________________________________________________
         Person           (10)    Shared Dispositive Power          199,300
         With             _______________________________________________________________________

         11)     Aggregate Amount Beneficially Owned by Each Reporting Person       985,270
_________________________________________________________________________________________________

         12)     Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:       [ ]
_________________________________________________________________________________________________

         13)     Percent of Class Represented by Amount in Row (11):  12.00%
_________________________________________________________________________________________________

         14)     Type of Reporting Person                                IN - Individual Person

         1)      Names of reporting persons                          Equity Resource Group
                                                                     of Indian River County, Inc.

                 S.S. or I.R.S. Identification Nos. of Above Persons            ID No. 65-0197458
_________________________________________________________________________________________________

         2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                                          (a) [ ]
                                                                                          (b) [x]
_________________________________________________________________________________________________

         3)      SEC Use Only
_________________________________________________________________________________________________

         4)      Source of Funds
                 OF - Other
_________________________________________________________________________________________________

         5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                 Items 2(d) or 2(e)                                                           [ ]
_________________________________________________________________________________________________

         6)      Citizenship or Place of Organization
                 Florida
_________________________________________________________________________________________________

         Number of        (7)     Sole Voting Power                 551,660
         Shares           _______________________________________________________________________
         Beneficially     (8)     Shared Voting Power               0
         Owned by         _______________________________________________________________________
         Each             (9)     Sole Dispositive Power            551,660
         Reporting        _______________________________________________________________________
         Person           (10)    Shared Dispositive Power          0
         With             _______________________________________________________________________

         11)     Aggregate Amount Beneficially Owned by Each Reporting Person      551,660
_________________________________________________________________________________________________

         12)     Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:       [ ]
_________________________________________________________________________________________________

         13)     Percent of Class Represented by Amount in Row (11):  6.72%
_________________________________________________________________________________________________

         14)     Type of Reporting Person                           CO - Corporation

         This Statement on Schedule 13D is jointly filed by Andrew W. Williams and Equity Resource Group of Indian River County, Inc. (together, the "Reporting Persons").

Item 1.          Security and Issuer.

         This Statement relates to the common stock (the "Common Stock"), par value $.01 per share, of Florafax International, Inc. (the "Company"). The address of the principal executive offices of the Company is 8075 20th Street, Vero Beach, Florida, 32966.

Item 2.          Identity and Background.

         (a) This Statement is being filed jointly for Equity Resource Group of Indian River County, Inc., ("Equity"), and its president, sole director and majority owner Andrew W. Williams.

         (b)     (i)      The address and principal office of Equity is 616
                          Azalea, Lane, Vero Beach, Florida, 32963.
                 (ii)     Mr. Williams' address is 616 Azalea Lane, Vero Beach,
                          Florida, 32963.

         (c)     (i)      Equity's principal business is investments.
                 (ii)     Mr. Williams is a Certified Public Accountant in
                          private practice.

         (d) During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding.

         (e) During the past five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f)     (i)      Equity is a Florida corporation.
                 (ii)     Mr. Williams is a citizen of the United States of
                          America.

Item 3.          Source and Amount of Funds or Other Consideration.

         The source of funds used by Equity to purchase the securities of the Company were obtained via a $500,000 loan to Equity. Equity pledged 524,470 shares of common stock of the Company as collateral for the loan. The source of funds used by Mr. Williams to purchase the securities of the Company was personal funds.

Item 4.          Purpose of Transaction.

         Both of the Reporting Persons acquired the securities of the Company for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by the Reporting Persons and upon other developments and circumstances, including, but not limited to general economic and business conditions and stock market conditions.

Item 5.          Interest in Securities of the Issuer.

         As of September 20, 1996, the Reporting Persons beneficially owned, in the aggregate, 985,270 shares of Common Stock of the Company, held as follows:


                 Name of Record Holder                              Number of Shares
                 ---------------------                              ----------------
                 Andrew W. Williams, Individually                             40,000

                 Andrew W. and Robin W. Williams (JTWROS)                    199,300

                 Andrew W. Williams, as custodian for Theodore J.              2,160
                 Williams, his minor son

                 Andrew W. Williams, unexercised option                       18,750*

                 Andrew W. Williams, individually IRA Acct.                   96,400

                 Equity Resource Group of Indian River County, Inc.          524,470

                 Equity Resource Group of Indian River County, Inc.
                 unconverted warrants                                         27,190

                 Confidential Investment Services, Inc., of which
                 Mr. Williams is the sole shareholder                         77,000

                                                                             985,270
                                                                             =======

*This represents 25% of 75,000 unexercised options, which are exercisable within 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


Item 7.          Material to be Filed as Exhibits.

         Exhibit "A".     Agreement of Joint Filing

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     October 3, 1996


Equity Resource Group of Indian River
County, Inc.

/s/ Andrew W. Williams                             /s/ Andrew W. Williams
--------------------------------                   -----------------------------
Andrew W. Williams, President                      Andrew W. Williams

                                  Exhibit "A"

                           Agreement of Joint Filing

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons of a Statement on Schedule 13D or any amendments thereto, with respect to the Common Stock of Florafax International, Inc. and that this Agreement be included as an Exhibit to such filing.

         The undersigned hereby execute this Agreement as of the 3rd day of October, 1996.

                                        /s/ Andrew W. Williams
                                        -------------------------------------
                                        Andrew W. Williams


                                        Equity Resource Group of Indian River
                                        County, Inc.

                                        /s/ Andrew W. Williams
                                        -------------------------------------
                                        Andrew W. Williams, President

         Pursuant to Regulation S-T, Section 232.101(a)(2)(ii), the information contained in the original 13D filed by Mr. Williams on December 6, 1990 and the first amendment thereto filed on May 10, 1993 is restated below:

         1)      Name of reporting persons                                     Andrew W. Williams

                 S.S. or I.R.S. Identification Nos. of Above Persons             SSN: ###-##-####
_________________________________________________________________________________________________

         2)      Check the Appropriate Box if a Member of a Group (See Instructions)      (a) [ ]
                                                                                          (b) [x]
_________________________________________________________________________________________________

         3)      SEC Use Only
_________________________________________________________________________________________________

         4)      Source of Funds
                 P - Personal Funds of Reporting Person
_________________________________________________________________________________________________

         5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                 Items 2(d) or 2(e)                                                           [ ]
_________________________________________________________________________________________________

         6)      Citizenship or Place of Organization
                 State of Florida, USA
_________________________________________________________________________________________________

         Number of        (7)     Sole Voting Power                 350,700 shares
         Shares           _______________________________________________________________________
         Beneficially     (8)     Shared Voting Power               350,700 shares
         Owned by         _______________________________________________________________________
         Each             (9)     Sole Dispositive Power            350,700 shares
         Reporting        _______________________________________________________________________
         Person           (10)    Shared Dispositive Power          350,700 shares
         With             _______________________________________________________________________

         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:   350,700
_________________________________________________________________________________________________

         12)     Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:       [ ]
_________________________________________________________________________________________________

         13)     Percent of Class Represented by Amount in Row (11):  6.8%
_________________________________________________________________________________________________

         14)     Type of Reporting Person                                IN - Individual Person

Item 1.          Security and Issuer.

         This Statement relates to shares of Common Stock, par value $.01 per share. Florafax International, Inc.'s principle executive offices are located at 4175 South Memorial, Tulsa, Oklahoma 74105.

Item 2.          Identity and Background.

                 (a) This Statement is being filed on behalf of Andrew W. Williams.

                 (b) Mr. Williams' address is 616 Azalea Lane, Vero Beach, Florida, 32963.

                 (c) Mr. Williams is a Certified Public Accountant in private practice and is a director of Florafax International, Inc.

                 (d) During the past five years, Mr. Williams has not been convicted in a criminal proceeding.

                 (e) During the past five years, Mr. Williams has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) Mr. Williams is a citizen of the United States of America.

Item 3.          Source and Amount of Funds or Other Consideration.

                 This Amendment relates to the purchase of 60,700 shares of Common Stock of Florafax International, Inc. in the open market by Mr.
Williams with his personal funds, and 55,000 shares by Equity Resources Group of Indian River County, Inc., a corporation which Mr. Williams is president and majority shareholder, out of its working capital.

Item 4.          Purpose of Transaction.

                 During November, 1990, Mr. Williams acquired 60,700 shares of Common Stock of Florafax in the open market. The purpose of these investments for Mr. Williams is to invest an amount substantially equal to the amount of director's fees which Mr. Williams has received from Florafax in the past in Common Stock of the Company. Equity Resources Group acquired 55,000 shares for investment purposes.

                 In addition, during November, 1990, 80,000 shares owned of record by CIS, Ltd., a limited partnership in which Mr. Williams is a general partner, was transferred to Mr. Williams and his wife in joint tenancy with right of survivorship, and 96,400 shares owned by Mr. Williams and his wife in joint tenancy, with right of survivorship was transferred to Mr. Williams' IRA account. These changes in record ownership did not result in any change in beneficial ownership.

Item 5.          Interest in Securities of the Issuer.

                 As of December 5, 1990, Mr. Williams owned beneficially in the aggregate 350,700 shares of Common Stock of Florafax, held as follows:

                 Name of Record Holder                                  Number of Shares
                 ---------------------                                  ----------------
                 Andrew W. Williams, IRA Acct.                                96,400

                 Andrew W. and Robin W. Williams (JTWROS)                    199,300

                 Equity Resource Group of Indian River County, Inc.           55,000

                                                                             350,700
                                                                             =======

         1)      Name of reporting persons                                     Andrew W. Williams

                 S.S. or I.R.S. Identification Nos. of Above Persons             SSN: ###-##-####
_________________________________________________________________________________________________

         2)      Check the Appropriate Box if a Member of a Group (See Instructions)      (a) [ ]
                                                                                          (b) [x]
_________________________________________________________________________________________________

         3)      SEC Use Only
_________________________________________________________________________________________________

         4)      Source of Funds
                 P - Personal Funds of Reporting Person
_________________________________________________________________________________________________

         5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                 Items 2(d) or 2(e)                                                           [ ]
_________________________________________________________________________________________________

         6)      Citizenship or Place of Organization
                 United States of America
_________________________________________________________________________________________________

         Number of        (7)     Sole Voting Power                 661,400
         Shares           _______________________________________________________________________
         Beneficially     (8)     Shared Voting Power               199,300
         Owned by         _______________________________________________________________________
         Each             (9)     Sole Dispositive Power            661,400
         Reporting        _______________________________________________________________________
         Person           (10)    Shared Dispositive Power          199,300
         With             _______________________________________________________________________

         11)     Aggregate Amount Beneficially Owned by Each Reporting Person     860,700
_________________________________________________________________________________________________

         12)     Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:       [ ]
_________________________________________________________________________________________________

         13)     Percent of Class Represented by Amount in Row (11):  16.3%
_________________________________________________________________________________________________

         14)     Type of Reporting Person                                IN - Individual Person

Item 1.          Security and Issuer.

                 This Statement relates to shares of Common Stock, par value $.01 per share. Florafax International, Inc.'s principal executive offices are located at 4175 South Memorial Tulsa, Oklahoma, 74105.

Item 2.          Identity and Background.

                 (a) This Statement is being filed on behalf of Andrew W. Williams.

                 (b) Mr. Williams' address is 616 Azalea Lane, Vero Beach, Florida, 32963.

                 (c) Mr. Williams is a Certified Public Accountant in private practice and is a director and Chief Executive Officer of Florafax International, Inc.

                 (d) During the past five years, Mr. Williams has not been convicted in a criminal proceeding.

                 (e) During the past five years, Mr. Williams has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                 (f) Mr. Williams is a citizen of the United States of America.

Item 3.          Source and Amount of Funds or Other Consideration.

                 This Amendment relates to the purchase of 100,000 shares of Common Stock of Florafax International, Inc. pursuant to an option granted to Mr. Williams as a director of Florafax International, Inc. with his personal funds, and 400,000 shares by Equity Resources Group of Indian River County, Inc., a corporation which Mr. Williams is president and majority shareholder, out of its working capital from Service Corporation Incorporated.

Item 4.          Purpose of Transaction.

                 During April, 1993, Confidential Investment Services, Inc. acquired 100,000 shares of Common Stock of Florafax International, Inc. pursuant to certain director options granted to Mr. Williams. The purpose of these investments is to invest an amount substantially equal to the amount of director's fees which Mr. Williams has received from Florafax International, Inc. in the past in Common Stock of the Company. Equity Resources Group acquired 400,000 shares for investment purposes.

Item 5.          Interest in Securities of the Issuer.

                 As of April 30, 1993, Mr. Williams owned beneficially in the aggregate 860,700 shares of Common Stock of Florafax International, Inc., held as follows:

                 Name of Record Holder                              Number of Shares
                 ---------------------                              ----------------
                 Andrew W. and Robin W. Williams (JTWROS)                 199,300

                 Andrew W. Williams, unexercised option                    10,000

                 Andrew W. Williams, individually IRA Acct.                96,400

                 Equity Resource Group of Indian River County, Inc.       455,000

                 Confidential Investment Services, Inc.                   100,000

                                                                          860,700
                                                                          =======

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 Not applicable.

Item 7.          Material to be Filed as Exhibits.

                 None.